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18005462

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52512

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE CAPITAL GROUP SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1220 PONTIAC AVE., SUITE 301
(No. and Street)

CRANSTON	RI	02920
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY MISBIN 401-943-2210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANDLER & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

144 GOULD STREET	NEEDHAM	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, BARRY MISBIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE CAPITAL GROUP SECURITIES, INC., as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA SASSI
Notary Public, State of Rhode Island
My Commission Expires Nov. 10, 2010

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494
Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Shareholders of
The Capital Group Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Capital Group Securities, Inc. as of December 31, 2017, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Capital Group Securities, Inc. as of December 31, 2017 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Capital Group Securities, Inc.'s management. Our responsibility is to express an opinion on The Capital Group Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Capital Group Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in the Schedule of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of The Capital Group Securities, Inc.'s financial statements. The supplementary information is the responsibility of The Capital Group Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. Sec 240.17a-5. In our opinion, the Schedule of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as The Capital Group Securities, Inc.'s auditor since 2015.

Needham, Massachusetts

February 27, 2018

THE CAPITAL GROUP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents	$ 58,827
Commissions receivable	149,376
TOTAL ASSETS	$ 208,203

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 2,900
TOTAL LIABILITIES	2,900
Stockholders' Equity:	
Common stock, no par value, authorized 2,000 shares, issued and outstanding, 100 shares	50,000
Additional paid-in capital	52,000
Retained earnings	103,303
Total stockholders' equity	205,303
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 208,203

The accompanying notes are an intergral part of the financial statement.

THE CAPITAL GROUP SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017

Revenue:	
Commission income	$ 980,448
Expenses:	
Compensation	720,000
Administrative and occupancy	180,000
Professional fees	5,400
Licenses and permits	3,537
Other expenses	1,758
Total expenses	910,695
Income from operations	69,753
Other income:	
Interest income	11
Total other income	11
Net income	$ 69,764

The accompanying notes are an integral part of the financial statements.

THE CAPITAL GROUP SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2017

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance at December 31, 2016	100	$ 50,000	$ 52,000	$ 83,539	$ 185,539
Net income	-	-	-	69,764	69,764
Stockholder distributions	-	-	-	(50,000)	(50,000)
Balance at December 31, 2017	100	$ 50,000	$ 52,000	$ 103,303	$ 205,303

The accompanying notes are an integral part of the financial statements.

THE CAPITAL GROUP SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

Cash Flows From Operating Activities:		
Net income	$	69,764
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in commissions receivable		(16,438)
Decrease in deposits with clearing organizations		607
Decrease in accounts payable		(2,500)
Net Cash Provided By Operating Activities		51,433
Cash Flows From Financing Activities-		
Distributions to stockholders		(50,000)
Net Increase In Cash and Cash Equivalents		1,433
Cash and cash equivalents, beginning of year		57,394
Cash and cash equivalents, end of year	$	58,827

The accompanying notes are an integral part of the financial statements.

THE CAPITAL GROUP SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Note 1: **Summary of Significant Accounting Policies**

Nature of Operations – The Capital Group Securities, Inc. ("the Company"), was incorporated in the state of Rhode Island in 1999. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investors Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, and provides various trading and brokerage services.

Since the Company does not maintain possession or control of any customer funds or securities, it is exempt from the requirements of SEC Rule 15c3-3.

Basis of Accounting - The Company's financial statements are prepared on the accrual basis and on the basis of accounting principles that are generally accepted in the United States of America.

Revenue Recognition – Commission revenues are recorded on a settlement date basis. Trail fees from mutual funds and variable annuities are reported on the accrual basis.

Commissions Receivable - Commissions receivable consist primarily of revenues earned but not yet received from the sale of mutual funds and variable annuities. Based on management's evaluation, no allowance for doubtful accounts is deemed necessary. Commissions receivable are generally collected within 30 days of the trade settlement date. At December 31, 2017, the Company's commissions receivable balance was $149,376. None of the Company's receivables were outstanding more than sixty days.

Cash and Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 1: Summary of Significant Accounting Policies (Continued)

Income Taxes – The Company has elected to be treated as an S-Corporation for income tax purposes. As an S-Corporation, the Company does not pay income taxes on its taxable income. Rather, all items of taxable income, deductions and tax credits are passed through to and reported by the stockholders on their respective income tax returns. Accordingly, these financial statements do not reflect a provision for income taxes. The Company files United States and state information tax returns and reports to the stockholders their allocable shares of the Company's income and deductions.

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Unified Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $55,927, which was $50,927 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 0.05 to 1.

Note 3: Related Party Transaction

The Company has an expense sharing agreement with The Capital Group Financial Advisors, Inc. whereby the Company pays the monthly sum of $15,000 in the form of a management fee in consideration of rent, utilities, administrative salaries, and other general and administrative expenses paid on behalf of the Company. For the year ended December 31, 2017 the Company incurred a total of $180,000 in such fees which is reported as administrative and occupancy expense on the statement of operations. In addition, the Company has agreed to pay the monthly sum of $20,000 in consideration of officers' salaries to The Capital Group Financial Advisors, Inc. The Company may pay, on a monthly, quarterly, or annual basis, a bonus for officers' salaries. For the year ended December 31, 2017, total compensation including bonuses totaled $720,000.

The stockholders of The Capital Group Financial Advisors, Inc. own 100% of the outstanding stock of the Company.

Note 4: Concentrations of Credit and Economic Risk

The Company is engaged in various trading and brokerage activities whose counterparties primarily include financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash deposits at various financial institutions. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk with its cash deposits, which at times may exceed federally insured limits.

At December 31, 2017, the carrying amount of the Company's deposits was $58,827 and the bank balance was $341,327 of which $91,327 was not covered by federal depository insurance.

Note 5: FINRA Cycle Examination

The Financial Industry Regulatory Authority ("FINRA") completed a Cycle Examination of the Company's compliance with regulatory rules and regulations in July 2017. The examination report noted a number of exceptions to compliance with regulatory requirements concerning supervisory procedures, record keeping, and certain other matters. The Company is taking steps to address these issues and has engaged an outside consulting firm to assist in improving procedures in the areas where exceptions were noted. Management believes that the Cycle Examination will not result in any material effects on the financial statements.

Note 6: Subsequent Events

Management has evaluated subsequent events through February 27, 2018, the date on which the financial statements were available to be issued. No significant events have been identified that would require adjustment of or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

THE CAPITAL GROUP SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2017

Net Capital	
Total Stockholders' Equity	$ 205,303
Deductions and/or charges	
Non allowable assets	
Commissions receivable	(149,376)
Net Capital	$ 55,927
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 2,900
Total Aggregate Indebtedness	$ 2,900
Computation of Basic Net Capital Requirements	
Minimum net capital required	$ 5,000
Net capital in excess of requirement	$ 50,927
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital	$49,927
Ratio of aggregate indebtedness to net capital	0.05 to 1

Reconciliation with the Company's computation of net capital (included in Part II of Form X-17A-5) as of December 31, 2017:

Net capital in the Company's unaudited Form X-17A-5 filing	58,827
Net audit adjustments	(2,900)
Net Capital per above	$ 55,927

The accompanying notes are an integral part of the financial statements.

The Capital Group Securities, Inc.

Exemption Report

December 31, 2017

The Capital Group Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).To the best of its knowledge and belief, the Company states the following:

> The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)
>
> The Company met the idendified exemption provision throughout the most recent fiscal yearwithout exception.

The Capital Group Securities, Inc.

I, Barry Misbin, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.

By: ______________________________ President



Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Shareholders of
The Capital Group Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Capital Group Securities, Inc. identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which The Capital Group Securities, Inc. claimed an exemption from 17 C.F.R. Section 240.15c3-3: (2)(ii) (the "exemption provision") and (2) The Capital Group Securities, Inc. stated that The Capital Group Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. The Capital Group Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Capital Group Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sandler Company PC

Needham, Massachusetts
February 27, 2018

THE CAPITAL GROUP SECURITIES, INC.
SUPPLEMENTARY SIPC REPORT
DECEMBER 31, 2017



Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders of
The Capital Group Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by The Capital Group Securities, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of The Capital Group Securities, Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating The Capital Group Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Capital Group Securities, Inc.'s management is responsible for The Capital Group Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sandler & Company PC

Needham, Massachusetts
February 27, 2018

THE CAPITAL GROUP SECURITIES, INC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
YEAR ENDED DECEMBER 31, 2017

	Date Paid or Filed	Payments Made	Annual Assessment Per Report
SIPC-6 general assessment for the first half of the year ended December 31, 2017	N/A	$ -	$ -
SIPC-7 general assessment for the fiscal year ended December 31, 2017	N/A	-	-
		$ -	$ -

Name of collection agent: Financial Industry Regulatory Authority

THE CAPITAL GROUP SECURITIES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2017

WITH

INDEPENDENT AUDITORS' REPORT

THE CAPITAL GROUP SECURITIES, INC.
For the Year Ended December 31, 2017

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